UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 91616 / April 20, 2021

Admin. Proc. File No. 3-18497

In the Matter of

GREEN PARTS INTERNATIONAL, INC.,
INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD., and
URBAN BARNS FOODS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL AS TO GREEN PARTS
INTERNATIONAL, INC., AND INTEGRATED ENVIRONMENTAL TECHNOLOGIES,
LTD., AND ORDER DISMISSING PROCEEDING AS TO URBAN BARNS FOODS, INC.

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Green Parts International, Inc., or Integrated
Environmental Technologies, Ltd., and the Commission has not chosen to review the decision on
its own initiative as to those respondents.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Green Parts International, Inc., and Integrated
Environmental Technologies, Ltd.[2] The order contained in that decision is hereby declared final
with respect to those respondents. The initial decision ordered that, pursuant to Section 12(j) of
the Securities Exchange Act of 1934, the registrations of the registered securities of Green Parts
International, Inc., and Integrated Environmental Technologies, Ltd., are revoked. The
revocations are effective as of April 21, 2021.

The initial decision also ordered that the registrations of the registered securities of
respondent Urban Barns Foods, Inc., are revoked. That respondent did not file a petition for
review. The Commission has, on its own initiative, decided to review the initial decision for the
limited purpose of dismissing the proceeding as to that respondent. On August 31, 2018, Urban
Barns Foods, Inc., filed with the Commission a Form 15 seeking to terminate voluntarily the

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[1]   17 C.F.R. § 201.360(d).

[2]   *Green Parts Int'l, Inc.*, Initial Decision Release No. 1270 (Oct. 26, 2018), 2018 WL
5311418. The stock symbols and Central Index Key numbers are: GNPT and 1577898 for
Green Parts International, Inc.; IEVM and 1084031 for Integrated Environmental Technologies,
Ltd.

registration of its securities under Section 12(g) of the Exchange Act. Exchange Act Rule 12g-4(a)(1) permits the termination of registration if the issuer certifies that the class of securities being deregistered is held of record by fewer than 300 persons.[3] In its Form 15, Urban Barns Foods, Inc., certified that it had approximately 90 holders of record as of the date it filed the Form 15. Under Rule 12g-4(a), an issuer's registration is terminated 90 days after the issuer files a Form 15—in this case, November 29, 2018.[4]

The Division of Enforcement made no filings with respect to the Form 15 between the time Urban Barns Foods, Inc., filed the Form 15 and the time the Form 15 became effective. Now that the Form 15 has become effective, Urban Barns Foods, Inc., no longer has a class of securities registered under Section 12 of the Exchange Act. Because revocation and suspension of registration are the only remedies available in a proceeding instituted under Exchange Act Section 12(j), we find it appropriate to dismiss this proceeding against Urban Barns Foods, Inc.[5]

Accordingly, on our own motion, IT IS therefore ORDERED that this proceeding is dismissed with respect to Urban Barns Foods, Inc.[6]

By the Commission.

Vanessa A. Countryman
Secretary

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[3]   17 C.F.R. § 240.12g-4(a)(1).

[4]   17 C.F.R. § 240.12g-4(a).

[5]   *See, e.g.*, *Colorado Goldfields, Inc.*, Exchange Act Release No. 87236, 2019 WL 4916616, at *1 (Oct. 4, 2019) (dismissing Section 12(j) proceeding where respondent filed Form 15 after OIP was instituted, form became effective, and respondent no longer had a class of securities registered under Exchange Act Section 12); *Expleo Solutions, Inc.*, Exchange Act Release No. 78638, 2016 WL 4426914, at *1 (Aug. 22, 2016) (same).

[6]   *See* Rule of Practice 100(c), 17 C.F.R. 201.100(c) (providing that the "Commission, upon its determination that to do so would serve the interests of justice and not result in prejudice to the parties to the proceeding, may by order direct, in a particular proceeding, that an alternative procedure shall apply").